July 17, 2020

Via EDGAR

Ruairi Regan

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	Pacific Oak Strategic Opportunity REIT, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-4
Filed July 15, 2020
File No. 333-239187

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Pacific Oak Strategic Opportunity REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 in order that the Registration Statement shall become effective at 4:00 P.M. (EDT) on July 17, 2020 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chris Stambaugh at 919-786-2040 of DLA Piper LLP (US), counsel to the Company, with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours, Pacific Oak Strategic Opportunity REIT, Inc.

By:	/s/ Michael A. Bender
Name:	Michael A. Bender
Title:	Chief Financial Officer